AMERICAN SURGICAL ASSISTANTS, INC.
EQUITY ROLL FORWARD
DECEMBER 31, 2005 and 2004

	A/R	A/R	A/R
	Medisoft	Hospitals	Other	Allowance	Net A/R

Balance 12/31/2004	1,169,934	29,722		(527,231)	672,425

Collected on 2004 in 2005	(555,719)	(16,600)			(572,319)

Write off uncollected from 2004	(75,067)	(13,122)			(88,189)

2005 Billing, net	4,443,005	384,650	5,085		4,832,740

Collected on 2005 in 2005	(2,759,976)	(359,250)			(3,119,226)

2005 Adt'l. Allowance				(89,918)	(89,918)

Balance 12/31/2005	2,222,177	25,400	5,085	(617,149)	1,635,513

Collected on 2004 & 2005 in 2006	(1,927,039)	-			(1,927,039)

Billing, Jan. - June 2006, net	4,561,856	260,600	2,600		4,825,056

Collected on 2006 in 2006	(2,891,201)	(236,100)			(3,127,301)

Adj. to A/R & Revenues
for collections over prior ye A/R	322,011				322,011

A/R Allowance as of 6-30-06	(319,846)			89,918	(229,928)

	1,967,958	49,900	7,685	(527,231)	1,498,312